

Mail Stop 3030

March 16, 2017

<u>Via E-mail</u>
Edwin J. Rigaud
Chief Executive Officer
Legacy Acquisition Corp.
1308 Race Street, Suite 200
Cincinnati, Ohio 45202

Re: Legacy Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted February 17, 2017
CIK No. 0001698113

Dear Mr. Rigaud:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover

1.   If the offered warrants are redeemable, please say so clearly throughout your registration statement in each circumstance where you refer to the warrants. Please see Instruction 1 to Regulation S-K Item 202.

Initial Business Combination, page 8

2.   We note your disclosure on your prospectus cover that you cannot assure investors that your securities will be approved for listing on Nasdaq and your disclosure on pages 32-33 that you cannot assure that you will be able to maintain such listing. As such, it is unclear why you believe it is appropriate to highlight in your prospectus summary the

80% limitation as anything other than a potential future condition if you obtain and maintain such listing. Please revise each of your references to the 80% test to make clear, if true, that the condition will not apply if your securities are not subject to the Nasdaq rules, whether because you do not meet the listing or maintenance criteria or because you voluntarily choose to delist from the Nasdaq.

Corporate Information, page 9

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Redemption of warrants, page 13

4.   We note your disclosure that you may redeem the warrants even if you are unable to register or qualify the underlying securities for sale under all state securities laws. Please clarify whether you may redeem the warrants when a holder may not exercise those warrants.

Conditions to completing our initial business combination, page 18

5.   We note your disclosure that there is no limitation on your ability to raise funds privately. Please tell us whether you can issue securities that can vote with the common stockholders on matters related to your pre-business combination activity as described in your Redemption Rights section starting at the bottom of page 22.

Redemption rights…, page 19

6.   Given your disclosure on page 22 regarding amending your certificate of incorporation in a manner that appears to permit you to eliminate redemption rights in connection with a business combination, it is unclear why you indicate that you "will" provide investors an opportunity to redeem. Please revise or advise.

Manner of conducting redemptions, page 19

7.   Please clarify which transactions you mention at the top of page 20 are based on Nasdaq listing requirements and whether you will implement those requirements if you are not listed on or you are delisted from the Nasdaq.

Release of funds in trust account on closing of our initial business combination, page 23

8.   We note your disclosure that all of the funds in trust will be released to you upon completion of the business combination, and you will then pay redeeming stockholders.

Please provide us your analysis of whether this process increases the risk that those funds would be exposed to claims of creditors or tax authorities, as opposed to a process by which the trustee would release the funds due to the redeeming stockholders directly to those stockholders. In this regard, we note your disclosure in the second bullet point on page 17 that the loans will have a claim on the proceeds held in trust when the proceeds are released to you upon completion of a business combination.

Redemption of public shares and distribution and liquidation…, page 24

9.   Please reconcile your disclosures, like on pages 24 and 88, that the 24-month limit is merely an agreement among the named parties, with your disclosure in your Redemption Rights section starting at the bottom of page 22 suggesting that an extension of the 24-month period requires a shareholder-approved amendment to your certificate of incorporation.

Limited payments to insiders, page 25

10.   We note your reference to cash payments. Please tell us whether any non-cash compensation will be paid to your sponsor, officers or directors or their affiliates before your initial business combination or for services they provide before the business combination. In this regard, we note the types of compensation mentioned under the caption "Compensation Committee" on page 106.

Risk Factors, page 29

11.   We note your disclosure beginning on page 129 regarding what the tax consequences "should" be, your disclosure on page 130 that the tax treatment "is not entirely clear," your disclosure on page 131 regarding a tax consequent that is "unclear" and your disclosure on page 132 regarding tax consequences of a cashless exercise that are "not clear under current tax law." Please add a risk factor to explain the tax uncertainties that investors will encounter as a result of investing in this offering, and highlight those tax uncertainties in your prospectus summary. Also ensure that an appropriate section of your document addresses the material alternatives to any disclosed tax consequences that are subject to uncertainty.

12.   We note your disclosure on page 16 that the adjustment to preserve the Class F holder's 20% ownership considers securities issued in connection with a business combination but not securities issued to the seller. It appears that this arrangement provides the Class F holder an incentive to prefer a business combination transaction structure involving securities issuances to purchasers other than the seller. If so, please describe in an appropriate risk factor this incentive and the possible conflict with the interests of investors in this offering.

If third parties bring claims against us…, page 36

13.   Please directly identify your product or service providers who you know have not or will not provide a waiver. For example, will the underwriters, your auditor, your escrow and transfer agent, and your directors and officers provide a waiver?

We are not registering the shares of Class A common stock …, page 39

14.   If the holders of the securities issued in your unregistered transaction can exercise warrants while holders of warrants issued in this registered offering cannot, please add an appropriate risk factor to disclose the risk to investors in this offering of being required to hold the warrants while insiders can exercise and sell the underlying common stock.

We may issue additional shares of Class A common stock or preferred stock…, page 42

15.   We note the mitigating language in the sentence including clauses (i) and (ii) of this risk factor. If those restrictions may be eliminated, please revise the mitigating language to clarify. In this regard, we note the disclosure in the last risk factor on page 49.

Certain of our executive officers and directors are now, and all of them may…, page 45

16.   Please revise your disclosure that certain of your officers and directors are now or may become engaged in "business activities similar to those intended to be conducted by [you]" to identify any officer or director currently engaged in these activities and to clarify the activities that are being conducted or may be conducted by your officers and directors. In this regard, we note that the discussion in this risk factor does not appear to reconcile with your disclosure on pages 6 and 76 that none of your officers or directors "have had experience with blank check companies or special purpose acquisition corporations in the past" and your disclosure in the penultimate paragraph on page 8.

We do not have a specified maximum…, page 49

17.   If you must retain $5,000,001 in the trust account plus a sufficient amount to satisfy the deferred underwriting commissions, please clarify your disclosure that you do not have a specified maximum redemption to reflect the effect of these obligations.

The provisions of our amended and restated certificate of incorporation…, page 49

18.   If you can amend your charter to permit you to withdraw funds from the trust account such that the per share amount investors will receive upon any redemption or liquidation is substantially reduced or eliminated, please say so prominently and clearly and highlight the issue in your prospectus summary. Also, if public stockholders will not have an opportunity to have their shares redeemed in connection with such an

amendment, ensure that fact is clear from the context of the disclosure that this comment seeks.

19.   In an appropriate risk factor, please clearly identify the extent of the disclosed pre-business combination activity that is not governed by your charter and may be revised without the consent of your shareholders. For example, we note your disclosure on page 42 regarding an independent opinion regarding the fairness of any affiliate acquisition, your disclosure on page 47 regarding not incurring indebtedness without a waiver, and your disclosure on page 48 regarding the percentage of the target security that you will acquire. We also note the agreements mentioned on page 15.

20.   If you can issue additional securities that can vote on the charter amendments, please say so clearly and directly in this risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

Results of Operations and Known Trends or Future Events, page 67

21.   Please revise to include a discussion of the material expenditures comprising general and administrative expenses. We note from disclosure in Note 4 on page F-13 that the company was charged $73,000 by the sponsor for services of two consultants on retainer and $55,000 for monthly bookkeeping and accounting services along with use of office space. Refer to Item 303(a)(3) of Regulation S-K.

Related Party Transactions, page 69

22.   We note your disclosure on page 67 that a portion of the $480,000 loan represents the amount charged by your sponsor and affiliates for services related to your formation. Please quantify the amount paid to each related person as defined by Regulation S-K Item 404 for such purposes, and clarify the nature of the services provided.

Status as a Public Company, page 81

23.   Please balance your disclosure here to address any material reasons that your structure would not be attractive to a business combination partner relative to "the traditional initial public offering." For example, does the risk of potential unknown liabilities, whether related to your securities transactions or otherwise, materially affect a target's analyses?

Manner of Conducting Redemptions, page 85

24.   Please reconcile your disclosure in the last paragraph on page 86 that, if you seek shareholder approval, you will complete your initial business combination only with the

approval of a majority of the "Class A common stock" voted with your disclosure on page 21 that the transaction requires the approval of a majority of the "common stock" voted. We note your disclosure on page 1 that "common stock" includes Class A and Class F.

Redemption of public shares and liquidation…, page 88

25.   Please clarify whether you would proceed with the amendment if the number of stockholders seeking redemption exceeds the amount mentioned in the last sentence of the second paragraph on page 89.

26.   We note your disclosure in the first paragraph on page 91 regarding unlawful redemption distributions. Please clarify why the distribution could be "deemed to be unlawful."

27.   Please reconcile the circumstances in which investors could seek redemption of their shares as disclosed in the first two full paragraphs on page 92 and in the last full paragraph on page 32.

Management, page 101

28.   Please ensure that you clearly disclose all background information required by Regulation S-K Item 401(e)(1), including the business experience of Mr. McCall during the past five years.

29.   Please disclose Mr. Finn's role in each of the financial institutions listed, and the time during which he served in that role. Also clarify your disclosure that Mr. Finn has assumed a "more active role" related to operations and commercialization as a shareholder of the two companies you mention such that an investor will understand how the disclosure relates to Mr. Finn's business experience.

30.   Please tell us how you determined who would be a member of your Advisory Council, the nature of any commitment from the members of the Advisory Council to provide services to you, and whether and when the Advisory Council will meet as a group. Also tell us about all compensation arrangements for the Advisory Council. It is unclear why it is appropriate to include the named individuals in your "Management" disclosure or to highlight them in your prospectus summary, and it is unclear why you do not include all information addressed by Regulation S-K Item 401(c) regarding the Advisory Council members.

31.   Where you elect to highlight the achievements of individuals, please ensure that the information is balanced, with equally prominent explanation of any experience with unsuccessful transactions, or transactions or entities that generated losses for investors. We note for example the information that you have included in the last paragraph on page 102.

Conflicts of Interest, page 107

32.   Please tell us why the table on page 109 does not include all of the individuals that you describe on pages 101-104. Also tell us whether you will obtain the opinion mentioned in the penultimate paragraph of this section on page 109 if you seek to complete a business combination with a company affiliated with a member of your Advisory Council.

Transfers of Founder Shares and Private Placement Warrants, page 112

33.   We note your disclosure that the transferees must agree to be bound by specified transfer restrictions. Please clarify whether the transferees will be bound by all other agreements regarding the shares, including voting agreements and agreements regarding the trust and liquidating distributions. Your disclosure in this regard in the last paragraph on page 70 appears to address the transferees of the warrants but not the shares.

Certain Relationships and Related Party Transactions, page 114

34.   Please clarify how you will determine the number of private placement warrants that you will sell if the underwriters exercise only part of their over-allotment option.

35.   Please tell us the nature of the "office space, utilities and secretarial support" for which you intend to pay your sponsor $10,000 per month and how your sponsor will provide those services given your disclosure on page 26 that your sponsor's only assets are your securities. Also tell us the cost to your sponsor of the office space, utilities and secretarial support it is providing to you, and whether the amount you will pay under the administrative services agreement is comparable to the cost of similar services that you could obtain from unaffiliated persons.

Founder Shares, page 119

36.   Please reconcile your disclosure here that the Class F shares automatically convert into Class A shares at the time of the initial business combination with your disclosures like on pages 15, 42 and 46 that the Class F shares merely becomes convertible at that time.

37.   Please clarify what you mean by "equity-linked" securities and how securities could be "deemed issued" for purposes of the conversion rate adjustment. Also, show us how the formula in your charter results in the 20% ownership mentioned in the second paragraph of this section.

Warrants, page 120

38.   Please revise the disclosure to explain the purpose and effect of "Black-Scholes Warrant Value" exercise price reduction mentioned on page 123.

39.   Please clarify how a distribution of cash to your common stockholders could increase the number of shares of common stock that would be obtained upon exercise of a warrant as mentioned in the second full paragraph on page 133.

Public Stockholders' Warrants, page 120

40.   Please tell us whether the private placement warrants or the warrants issued upon conversion of loans mentioned on page 50 would have voting rights as described in the first full paragraph on page 123 when transferred. Also tell us whether you could issue additional warrants that would participate in the vote mentioned in the first full paragraph on page 123.

Allocation of Purchase Price and Characterization of a Unit, page 130

41.   We note your disclosure that "each holder of a unit must allocate the purchase price paid by such holder for such unit between the one share of Class A common stock and the warrant based on the relative fair market value of each at the time of issuance." Please clarify how a holder will know the fair market value of the warrant at the time of issuance if the warrants do not trade separately from the units at that time.

Underwriting, page 136

42.   We note your references to changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

43.   Please provide more specific information regarding your past relationships with the underwriters mentioned in the fourth paragraph after the bullet points on page 138.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Russell Mancuso, Branch Chief, at (202) 551-3617 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP